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Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-842,840.26
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
11010 Accounts Receivable (A/R)	5,840.00
20010 Chase Credit Card xx5111	596.85
O. IZUAKOR (3273) - 4	1,512.13
20020 Illinois Department of Revenue Payable	0.00
20032 Payroll Liabilities:Federal Unemployment (940)	0.00
20035 Payroll Liabilities:Employee Benefit Payable	-5,357.43
SBA Loan Payable	-6,767.87
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-4,176.32**
Net cash provided by operating activities	**$ -847,016.58**
FINANCING ACTIVITIES	
30020 Owner's Equity	-1,849,999.62
30040 Partner Distributions	53,467.64
30050 Retained Earnings	-80,020.08
31010 Fundraising:11 Tribe Fund I LP	200,000.00
31020 Fundraising:Bee Partners III LP	949,999.82
31030 Fundraising:Better Ventures Fund III, LP	699,999.94
31040 Fundraising:Bronze Valley Corp	100,000.00
31050 Fundraising:Precursor Ventures IV, L.P.	249,999.88
31080 Fundraising:Tech Square Labs, LLC	99,999.86
31090 Fundraising:WEFunder Portal LLC - Boston Private	190,000.00
Net cash provided by financing activities	**$613,447.44**
NET CASH INCREASE FOR PERIOD	**$ -233,569.14**
Cash at beginning of period	1,847,054.31
CASH AT END OF PERIOD	**$1,613,485.17**